                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    SCHEDULE 13G
                                   (Rule 13d-102)
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  (ANNUAL FILING)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 7 )*


                                    BARRA, Inc.
                     ----------------------------------------
                                  (Name of Issuer)

                                    Common Stock
                     ----------------------------------------
                           (Title of Class of Securities)

                                    068313-10-5
                     ----------------------------------------
                                   (CUSIP Number)

                                  March 16, 1998
                     ----------------------------------------
                           Date of Event Which Requires
                              Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[X]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 068313-10-5                13G                    Page 2 of 13 pages

-------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Andrew Rudd

-------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  / /
     (b)  / /

-------------------------------------------------------------------------------
(3)  SEC USE ONLY

-------------------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     England

-------------------------------------------------------------------------------

                                   (5)  SOLE VOTING POWER

                                        37,500
                                        (represents options to purchase the
                                        Issuer's Common Stock that are currently
                                        exercisable or that become exercisable
               NUMBER OF                within 60 days after December 31, 1998)
                SHARES
             BENEFICIALLY          --------------------------------------------
               OWNED BY            (6)  SHARED VOTING POWER
                 EACH
              REPORTING                 2,681,750
                PERSON                 (See Item 6 on page 9 of this statement)
                 WITH
                                   --------------------------------------------
                                   (7)  SOLE DISPOSITIVE POWER

                                        37,500
                                        (represents options to purchase the
                                        Issuer's Common Stock that are currently exercisable or that become exercisable within 60 days after December 31, 1998)

                                   --------------------------------------------
                                   (8)  SHARED DISPOSITIVE POWER

                                        2,681,750
                                        (See Item 6 on page 9 of this statement)

CUSIP No. 068313-10-5                13G                    Page 3 of 13 pages

-------------------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     2,719,250
     (See Item 6 on page 9 of this statement)


-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                  /X/
     (See Item 6 on page 9 of this statement)

-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     19.6 %

-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IN

CUSIP No. 068313-10-5                13G                    Page 4 of 13 pages


(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION OF ABOVE PERSONS (ENTITIES ONLY)

     Virginia Rudd

-------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) / /
     (b) / /

-------------------------------------------------------------------------------
(3)  SEC USE ONLY

-------------------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     England

-------------------------------------------------------------------------------

                                  (5)  SOLE VOTING POWER

                                       0

                                  ---------------------------------------------
                                  (6)  SHARED VOTING POWER
              NUMBER OF
               SHARES                  2,681,750
             BENEFICIALLY              (See Item 6 on page 9 of this statement)
              OWNED BY            ---------------------------------------------
                EACH              (7)  SOLE DISPOSITIVE POWER
              REPORTING
               PERSON                  0
                WITH
                                  ---------------------------------------------
                                  (8)  SHARED DISPOSITIVE POWER

                                       2,681,750
                                       (See Item 6 on page 9 of this statement)



-------------------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     2,681,750
     (See Item 6 on page 9 of this statement)

CUSIP No. 068313-10-5                13G                    Page 5 of 13 pages

-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                    /X/
     (See Item 6 on page 9 of this statement)

-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     19.3 %

-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     IN

CUSIP No. 068313-10-5                13G                    Page 6 of 13 pages

(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION OF ABOVE PERSONS (ENTITIES ONLY)

     Rudd Family Trust

-------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) / /
     (b) / /

-------------------------------------------------------------------------------
(3)  SEC USE ONLY

-------------------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION

     California

-------------------------------------------------------------------------------
                                  (5)  SOLE VOTING POWER

                                       0

                                  ---------------------------------------------
                                  (6)  SHARED VOTING POWER
              NUMBER OF
               SHARES                  2,644,250
             BENEFICIALLY              (See Item 6 on page 9 of this statement)
              OWNED BY            ---------------------------------------------
                EACH              (7)  SOLE DISPOSITIVE POWER
              REPORTING
               PERSON                  0
                WITH
                                  ---------------------------------------------
                                  (8)  SHARED DISPOSITIVE POWER

                                       2,644,250
                                       (See Item 6 on page 9 of this statement)


-------------------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     2,644,250
     (See Item 6 on page 9 of this statement)

CUSIP No. 068313-10-5                13G                    Page 7 of 13 pages

-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                    /X/

     (See Item 6 on page 9 of this statement)

-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     19.1 %

-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*

     OO (Trust)

CUSIP No. 068313-10-5                13G                    Page 8 of 13 pages

-------------------------------------------------------------------------------
 ITEM 1(a).  NAME OF ISSUER

             BARRA, Inc. Effective August 14, 1998, the Issuer reincorporated from the State of California into the State of Delaware.

 ITEM 1(b).
             ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

             2100 Milvia Street
             Berkeley, California  94704

 ITEM 2(a).  NAME OF PERSONS FILING

             A.   Andrew Rudd
             B.   Virginia Rudd
             C.   Rudd Family Trust

             This Schedule 13G is filed on behalf of Andrew Rudd, Virginia Rudd and the Rudd Family Trust ("Reporting Persons") pursuant to Rule 13d-1(k)(1). A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1. See also Item 6 on page 9 of this Schedule 13G.

 ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

             A.   35 Valley View Road, Orinda CA  94536
             B.   35 Valley View Road, Orinda CA  94536
             C.   35 Valley View Road, Orinda CA  94536

 ITEM 2(c).  CITIZENSHIP OR PLACE OF ORGANIZATION

             A.   England
             B.   England
             C.   California

 ITEM 2(d).  TITLE OF CLASS OF SECURITIES

             Common Stock

 ITEM 2(e).  CUSIP NUMBER

             068313-10-5

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CUSIP No. 068313-10-5                13G                    Page 9 of 13 pages

 ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

             Not Applicable

             If this statement is filed pursuant to  Rule 13d-1(c), check this
             box   [X]

 ITEM 4.     OWNERSHIP

             The information required by this Item 4 for each Reporting Person is set forth on the respective cover page of this Schedule 13G applicable to such Reporting Person in Items 5-11 thereof and such Items are incorporated herein by this reference. See also
             Item 6 below.

 ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

             Not Applicable

 ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

             As of December 31, 1998, the Rudd Family Trust (the "Trust") held title to 2,644,250 shares of Common Stock of BARRA, Inc. (the "Stock"). Andrew Rudd ("Dr. Rudd") and his wife, Virginia Rudd, are the trustees of the Trust and, as such, share the voting and dispositive powers for such Stock. Such 2,644,250 shares held in the Trust represented approximately 19.1 % of the Issuer's total issued and outstanding Stock.

             As of December 31, 1998, the Rudd Family Foundation (the "Foundation") held title to 37,500 shares of Stock. Dr. Rudd, Virginia Rudd and one of their sons are the trustees of the Foundation and, as such, share the voting and dispositive powers for such Stock. Such 37,500 shares held by the Foundation represented less than five percent of the Issuer's total issued and outstanding Stock.

             As of December 31, 1998, 50,448 shares of the Stock were held in equal parts by "Peter Rudd as custodian for [each of Dr. Rudd's four children] under the California Uniform Transfers to Minors Act" ("CUTMA") and 72,300 shares of the Stock were held by the CANN 1997 Trust ("CANN"). None of the Reporting Persons has sole or shared voting or dispositive power over the Stock held by CUTMA or CANN. Accordingly, each of the Reporting Persons disclaims beneficial ownership of such shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

             The share amounts and percentages set forth in this Item 6 are based upon

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CUSIP No. 068313-10-5                13G                    Page 10 of 13 pages

             13,879,898 shares of Stock outstanding as reported in the Issuer's Form 10-Q for the quarter ended September 30, 1998. In addition, the shares of Stock beneficially owned by Dr. Rudd and Virginia Rudd may be subject to community property laws where applicable.

 ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             Not Applicable

 ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

             Not Applicable

 ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

             Not Applicable

 ITEM 10.    CERTIFICATION

             By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 068313-10-5                13G                    Page 11 of 13 pages

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 12, 1999
                           ----------------------------------------------------
                                                   Date

                                              /s/ Andrew Rudd
                           ----------------------------------------------------
                                                 Signature

                                                Andrew Rudd
                           ----------------------------------------------------
                                                 Name/Title


                                             February 12, 1999
                           ----------------------------------------------------
                                                   Date

                                             /s/ Virginia Rudd
                           ----------------------------------------------------
                                                  Signature

                                                Virginia Rudd
                           ----------------------------------------------------
                                                 Name/Title


                                             February 12, 1999
                           ----------------------------------------------------
                                                   Date

                                             /s/ Andrew Rudd
                           ----------------------------------------------------
                                                 Signature

                               Andrew Rudd, Trustee of the Rudd Family Trust
                           ----------------------------------------------------
                                                 Name/Title


                                             February 12, 1999
                           ----------------------------------------------------
                                                   Date

                                             /s/ Virginia Rudd
                           ----------------------------------------------------
                                                  Signature

                              Virginia Rudd, Trustee of the Rudd Family Trust
                           ----------------------------------------------------
                                                 Name/Title

CUSIP No. 068313-10-5                13G                    Page 12 of 13 pages


                                EXHIBIT INDEX

Exhibit No.         Description
----------------    ----------------------------
         1          Joint Filing Agreement

CUSIP No. 068313-10-5                13G                    Page 13 of 13 pages


                           JOINT FILING AGREEMENT

Each of the undersigned agree that the Schedule 13G to be jointly filed with the Securities and Exchange Commission pursuant to Rule 13(d)-1(k)(1) of the Securities Exchange Act of 1934 on or about this date, with respect to the reporting of the beneficial ownership of shares of Common Stock of BARRA, Inc. is being, and any and all amendments to such Schedule 13G may be, filed on behalf of each of the undersigned. This agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  February 12, 1999


            /s/ Andrew Rudd                        /s/ Virginia Rudd
---------------------------------------    -----------------------------------
               Andrew Rudd                            Virginia Rudd



RUDD FAMILY TRUST


          /s/ Andrew Rudd
---------------------------------------
       Andrew Rudd, Trustee


         /s/ Virginia Rudd
---------------------------------------
      Virginia Rudd, Trustee